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                                                                    EXHIBIT 21

List of Subsidiaries of the Registrant



     The following is a list of affiliates of the Registrant.

a) Bank of Powhatan, N.A.
b) Main Street Mortgage and Investment Corporation, a Virginia corporation
c) Bank of Goochland, N.A.
d) Bank of Louisa, N.A. (in organization)
e) TransCommunity Investment Advisors, Inc., a Virginia corporation
f) TransCommunity Investment Services, Inc., a Virginia corporation